EXHIBIT 99.1

Cellectis to Present Preliminary Results of NATHALI_01 and Updated Results of the BALLI_01 Phases I Trials at the American Society of Hematology (ASH) 65th Annual Meeting

NEW YORK, Nov. 02, 2023 (GLOBE NEWSWIRE) --  Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today that preliminary results of the Phase I NATHALI-01 clinical trial evaluating UCART20x22 in patients with relapsed or refractory non-Hodgkin lymphoma (r/r NHL) and updated results of the Phase I BALLI-01 clinical trial evaluating UCART22 in patients with relapsed or refractory CD22+ B-cell acute lymphoblastic leukemia, (r/r B-ALL) will be presented at the American Society of Hematology 65th Annual Meeting (ASH 2023), that will take place on December 9-12, 2023 in San Diego (CA) and online.

These data will be presented in two poster sessions:

Poster Presentation (P2110)

Title: Preliminary Results of Nathali-01: A First-in-Human Phase I/IIa Study of UCART20x22, a Dual Allogeneic CAR-T Cell Product Targeting CD20 and CD22, in Relapsed or Refractory (R/R) Non-Hodgkin Lymphoma (NHL)

Session Name: 704. Cellular Immunotherapies: Early Phase and Investigational Therapies: Poster I

Presenter: Dr. Jeremy Abramson (Massachusetts General Hospital Cancer Center)

Date/Time: Saturday, December 9, 2023 at 5:30 - 7:30 PM PT at San Diego Convention Center, Halls G-H

The poster presentation highlights the following data:

  as of July 1, 2023, 3 patients were enrolled and treated at dose level 1 (50 million cells) with product manufactured in-house by Cellectis. Cytokine release syndrome (CRS) Grade 1 or 2 occurred in all patients, and all CRS resolved with treatment.
  No immune effector cell associated neurotoxicity (ICANS) or graft versus host disease (GvHD) was observed. There were no UCART20x22 dose limiting toxicities (DLTs), and there was 1 DLT in connection with CLLS52 (alemtuzumab).
  All patients responded at Day 28, with 1 partial metabolic response and 2 complete metabolic responses in patients who had failed prior autologous CD19 CAR T-cell therapies.
  UCART20x22 expansion correlated with increases in serum cytokine and inflammatory marker levels as well as with CRS.
  These initial data support the continued clinical trial evaluating UCART20x22 in R/R NHL.

Poster Presentation (P4847)

Title: Updated Results of the Phase I BALLI-01 Trial of UCART22 Process 2 (P2), an Anti-CD22 Allogeneic CAR-T Cell Product Manufactured By Cellectis Biologics, in Patients with Relapsed or Refractory (R/R) CD22+ B-Cell Acute Lymphoblastic Leukemia (B-ALL)

Session Name: 704. Cellular Immunotherapies: Early Phase and Investigational Therapies: Poster III

Presenter: Dr. Nitin Jain (University of Texas MD Anderson Cancer Center)

Date/Time: Monday, December 11, 2023 at 6:00 - 8:00 PM PT at San Diego Convention Center, Halls G-H

The poster presentation highlights the following data:

  In vitro comparability studies suggested that UCART22 Process 2 (P2) (manufactured in-house by Cellectis) is more potent than UCART22 Process 1 (P1) (manufactured by an external CDMO), and as of July 1, 2023, 3 patients were enrolled into the first UCART22 P2 cohort at dose level 2 (1 million cells/kg).
  UCART22 P2 was administered after fludarabine, cyclophosphamide, and alemtuzumab (FCA) lymphodepletion regimen and was well tolerated. No DLTs or ICANS was observed, and the CRS observed was Grade 1 or 2.
  There was a higher preliminary response rate (67%) at dose level 2 (1 million cells/kg) with UCART22 P2 (manufactured in-house by Cellectis) compared to 50% at dose level 3 (5 million cells/kg) with UCART22 P1 (manufactured by an external CDMO).
  UCART22 expansion was observed in the responding patients and correlated with increases in serum cytokines and inflammatory markers.
  The study continues to enroll patients at dose level 2i (2.5 million cells/kg) with UCART22 P2.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “expect,” “plan,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the preliminary results for the NATHALI-01 and BALLI-01 clinical trials and the objectives of such trials, which remain ongoing; the ability to progress our clinical trials and to present any additional data from these trials; clinical outcomes from our clinical trials, which may materially change as more patient data becomes available, potential benefits of our UCART product candidates; and our manufacturing capabilities. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2022 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contacts:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  ASH_2023_curtain raiser_ENGLISH (https://ml.globenewswire.com/Resource/Download/66e55c7e-a800-454b-b23f-b5286cc40c2a)